UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR REPORTS AN EBITDA OF 439,928 MILLION

MANTAINING ITS LEVEL OF INVESTMENT

MAIN FINANCIAL INDICATORS

*The figures for the nine-month period of the previous year have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission

Buenos Aires, November 6, 2025, the Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”) approved today its financial statements for the period ended September 30, 2025, which show a profit of ARS 179,461 million.

Taking into consideration the impact of the implemented electricity rate adjustments, the results of operations for the period reflect an operating and financial improvement, which allowed the Company to continue making the investments necessary for maintaining and improving the quality of the service it provides, with technology and innovations, promoting a responsible and efficient use of energy. This is reflected in the levels reached by our SAIDI and SAIFI indicators, as well as in the satisfaction levels of our customers, which represent the lowest in the Company’s history.

In the current nine-month period, compared to the same period of the previous year, both revenue and the distribution margin reflect an improvement with increases of 14% and 8%, respectively.

The EBITDA resulted in a profit of ARS 439,928 million, as a result of the higher revenue recorded due to the restoring of the electricity rate. Without taking into consideration the results deriving from the Agreement on the Regularization of Payment Obligations entered into with CAMMESA on May 21, 2025, the EBITDA would result in a profit of ARS 240,495.

The profit for the period as of September 30, 2025 amounted to ARS 179,461 million, also showing operating cost optimization.

As for Investments, in the first nine months of 2025, they amounted to ARS 283,079 million, which demonstrates Edenor’s commitment to improving service quality and expanding the service.

OPERATING INDICATORS

Electricity sales in the January-September 2025 period increased 0.1% to 17,572 GWh, as compared to the 17,552 GWh sold in the same period of the previous year, whereas the number of customers increased by 1.6%.

In the January-September 2025 period, rolling annual energy losses increased slightly to 15.8% compared to the last measurement, due to seasonality.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 7, 2025